UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

CISION LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1992S 109

(CUSIP Number)

Canyon Holdings (Cayman), L.P.

c/o GTCR Investment X AIV Ltd.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

June 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Holdings (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 84,045,714
	(9)	Sole dispositive power
	(10)	Shared dispositive power 84,045,714
(11)	Aggregate amount beneficially owned by each reporting person 84,045,714
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 68.62%
(14)	Type of reporting person (see instructions) PN

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Partners, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 84,045,714
	(9)	Sole dispositive power
	(10)	Shared dispositive power 84,045,714
(11)	Aggregate amount beneficially owned by each reporting person 84,045,714
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 68.62%
(14)	Type of reporting person (see instructions) OO

CUSIP No. G1992S 109

(1)	Names of reporting persons GTCR Investment X AIV Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 84,045,714
	(9)	Sole dispositive power
	(10)	Shared dispositive power 84,045,714
(11)	Aggregate amount beneficially owned by each reporting person 84,045,714
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 68.62%
(14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the ordinary shares, par value $0.0001 per share, (the “Ordinary Shares”), of Cision Ltd. (f/k/a Capitol Acquisition Holding Company Ltd.), an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”). The address of the Issuer’s principal executive office is 130 East Randolph Street, 7th Floor, Chicago, Illinois 60601.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Canyon Holdings (Cayman) L.P., a Cayman Islands exempted limited partnership (“Holdings”), by virtue of its direct ownership of Ordinary Shares and warrants to purchase Ordinary Shares (“Warrants”); (ii) Canyon Partners, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Canyon Partners”), by virtue of it being the general partner of Holdings; and (iii) GTCR Investment X AIV Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“GTCR AIV”), by virtue of it being the sole shareholder of Canyon Partners.

Holdings, Canyon Partners and GTCR AIV are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Certain Information required by this Item 2 concerning the executive officers and directors of GTCR AIV and the executive officers and directors of Canyon Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) The principal business of Holdings is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign. Holdings was formed in 2014 as a holding company in connection with the acquisition of Cision AB and Vocus, Inc. by investment funds affiliated with GTCR AIV.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Holdings is the holder of record of the Ordinary Shares and Warrants reported herein. The Reporting Persons hold the Ordinary Shares and Warrants for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in Holdings and/or the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 120,512,402 Ordinary Shares outstanding, based on the Issuer’s Current Report on Form 8-K filed with the Commission on June 30, 2017.

Holdings is the direct beneficial owner of 82,075,873 Ordinary Shares and Warrants to acquire an additional 1,969,841 Ordinary Shares. The Ordinary Shares and Warrants held by Holdings represent approximately 68.62% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings. The Warrants will become exercisable on July 29, 2017 and have an exercise price of $11.50 per Ordinary Share.

Canyon Partners, by virtue of its being the general partner of Holdings, may be deemed to possess indirect beneficial ownership of 82,075,873 Ordinary Shares and 1,969,841 Warrants. The Ordinary Shares and Warrants which may be deemed to be beneficially owned by Canyon Partners represent approximately 68.62% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings.

GTCR AIV, by virtue of its being the sole shareholder of Canyon Partners, may be deemed to possess indirect beneficial ownership of 82,075,873 Ordinary Shares and 1,969,841 Warrants. The Ordinary Shares and Warrants which may be deemed to be beneficially owned by GTCR AIV represent approximately 68.62% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings.

Decisions of GTCR AIV with respect to the voting and disposition of the Ordinary Shares and Warrants are made by a vote of a majority of its directors, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR AIV, and each disclaims beneficial ownership of the securities held by GTCR AIV, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 82,075,873 Ordinary Shares and 1,969,841 Warrants as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On June 29, 2017 (the “Closing Date”), the Issuer and Capitol Acquisition Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 19, 2017, by and among Capitol Acquisition Corp. III (“Capitol”), the Issuer, Merger Sub, Holdings and Canyon Holdings S.à r.l. (“Cision LuxCo”), as amended April 7, 2017, whereby Holdings contributed all of its equity interest in Cision LuxCo, a Luxembourg private limited liability company, to the Issuer (the “Contribution”) and Merger Sub subsequently merged into Capitol (the “Merger” and, together with the Contribution, the “Transactions”). In connection with the Transactions, Holdings received 82,075,873 Ordinary Shares and Warrants to acquire an additional 1,969,841 Ordinary Shares. In addition, Holdings is irrevocably committed to receive, and the Issuer is committed to issue, up to 6,000,000 additional Ordinary Shares, to be issued in 2,000,000 increments, when the Issuer’s stock price reaches $13.00, $16.00 and $19.00 per share, respectively.

This summary is qualified in its entirety by reference to the text of the Merger Agreement, attached hereto as Exhibit 2 and incorporated by reference.

Sponsor Support Agreement

Holdings is also party to a Sponsor Support Agreement (the “Sponsor Support Agreement”), dated as of March 19, 2017, by and among Capitol, the Issuer, Holdings, Cision LuxCo and certain stockholders of Capitol (the “Sponsors”), pursuant to which Holdings and the Sponsors agreed to comply with the provisions of the Merger Agreement applicable to such persons as well as the covenants set forth in the Sponsor Support Agreement. On the Closing Date, pursuant to the Sponsor Support Agreement, the Issuer reserved for issuance 122,520 Ordinary Shares (the “Holdback Shares”) and 124,404 (the “Holdback Warrants”). The Holdback Shares and the Holdback Warrants will be available for use by the Issuer to issue to third parties for certain corporate purposes and, if not so used within one year following the Closing Date (or, if earlier, at such time as the Issuer has repaid its Second Lien Credit Facility in full), such securities will be issued to Holdings and the Sponsors. Holdings may receive up to 61,260 Holdback Shares and 62,202 Holdback Warrants pursuant to the Sponsor Support Agreement.

This summary is qualified in its entirety by reference to the text of the Sponsor Support Agreement, attached hereto as Exhibit 3 and incorporated by reference.

Registration Rights Agreement

Holdings and certain other stockholders of the Issuer have been granted certain rights, pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the Closing Date, by and among the Issuer, Holdings and the other stockholders named therein. Pursuant to the Registration Rights Agreement, Holdings is entitled to have registered, in certain circumstances, the resale of the Ordinary Shares held by it, subject to certain conditions set forth therein. The registration rights described in this paragraph apply to (i) any Ordinary Shares issued in connection with the Transactions, (ii) any Warrants or any Ordinary Shares issued or issuable upon exercise thereof, (iii) any capital stock of the Issuer or its subsidiaries issued or issuable with respect to the securities referred to in clause (i) or (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, and (iv) any other Ordinary Shares held by persons holding securities described above (the “registrable securities”). Holdings is entitled to request that the Issuer register its shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Holdings is also entitled to participate in certain registered offerings by the Issuer, subject to certain limitations and restrictions. The Issuer will pay expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement. These registration rights are also for the benefit of any subsequent holder of the registrable securities; provided that any securities will cease to be registrable securities when they have been (a) sold or distributed pursuant to a “public offering,” (b) sold in compliance with Rule 144 or (c) repurchased by the Issuer or any of its subsidiaries; provided further, however, that any securities held by a person that, together with its affiliates, collectively beneficially owns less than 2% of the outstanding Ordinary Shares shall cease to constitute registrable securities at such time as such securities may be sold under Rule 144 without regard to volume and manner of sale restrictions.

This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit 4 and incorporated by reference.

Director Nomination Agreement

Holdings is entitled to certain director nomination rights pursuant to a Director Nomination Agreement (the “Director Nomination Agreement”), dated as of June 29, 2017, by and among the Issuer, Holdings and certain investment funds affiliated with GTCR AIV (the “GTCR Funds”). Pursuant to the Director Nomination Agreement, Holdings (or its affiliates) has the right to designate nominees for election to the Issuer’s board of directors for so long as Holdings beneficially owns 5% or more of the total number of Ordinary Shares then outstanding. The number of nominees that Holdings (or its affiliates) is entitled to nominate under the Nominating Agreement is dependent on its beneficial ownership of Ordinary Shares. For so long as Holdings beneficially owns a number of Ordinary Shares equal to or greater than 35%, 15% or 5%, respectively, of the total number issued and outstanding, Holdings will have the right to nominate three, two or one director(s), respectively. In addition, Holdings will have the right to designate the replacement for any of its designees whose board service has terminated prior to the end of the director’s term, regardless of Holdings’ beneficial ownership at such time. Holdings will also have the right to have its designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules. So long as the GTCR Funds and their affiliates are the beneficial owners of a majority of the Ordinary Shares held by Holdings, Holdings will, upon the request of the GTCR Funds, assign all of its rights under the Nominating Agreement to such GTCR Funds (or one of their affiliates).

This summary is qualified in its entirety by reference to the text of the Director Nomination Agreement, attached hereto as Exhibit 5 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of July 6, 2017.
Exhibit 2

Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Cision Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l. (incorporated by reference to the Issuer’s Registration Statement on Form S-4 filed on June 14, 2017).

Exhibit 3

Sponsor Support Agreement, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Cision Ltd., Canyon Holdings S.à r.l., Canyon Holdings (Cayman), L.P. and the other parties named therein (incorporated by reference to the Issuer’s Registration Statement on Form S-4 filed on June 14, 2017).

Exhibit 4

Registration Rights Agreement, dated as of June 29, 2017, by and among Cision Ltd., Canyon Holdings (Cayman), L.P. and the other stockholders named therein (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 6, 2017).

Exhibit 5	Director Nomination Agreement, dated as of June 29, 2017, by and among Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 6, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2017

Canyon Holdings (Cayman), L.P.

By:	Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

CANYON PARTNERS, LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

SCHEDULE A

Canyon Partners and GTCR AIV are each managed by a ten-member board of directors comprised of Mark M. Anderson, Craig A. Bondy, Philip A. Canfield, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas, Collin E. Roche, Lawrence C. Fey IV and Benjamin J. Daverman.

The executive officers of Canyon Partners and GTCR AIV are Jeffrey S. Wright, Christian B. McGrath, Anna May L. Trala and Mark A. Springer, each of whom serves as an Appointed Officer of both entities.

The principal occupation of each of the individuals listed on this Schedule A is serving as a principal or managing director of GTCR LLC. The business address of each such individual is GTCR Investment X AIV Ltd., 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.